Obtaining Control of Credit Suisse Mid Cap Core Class B

 As of April 30, 2007, American Enterprise Investment Svcs FBO 302247781 ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of October 31, 2007, Shareholder owned
959.245 shares of the Fund, which represented 28.94% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

Ceasing Control of Credit Suisse Mid Cap Core Class B

As of April 30, 2007, State Street Bank & Trust Co Cust for the R/O IRA of Stephen M Doster ("Shareholder") owned 573.483 shares of the Fund, which represented 28.98% of the Fund. As of October 31, 2007, the Shareholder owned 573.483 shares, which represented 17.30% of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.